05013691

уралсвязьинформ

Открытое акционерное общество «Уралсвязьинформ»
ул. Московская, д. 11, г. Екатеринбург, Россия, 620014
тел. (343) 376-20-00, факс (343) 379-12-90
e-mail: usi@gd.usi.ru, internet: www.usi.ru
р/с 40702810749020101137 в Западно-Уральском банке СБ РФ
к/с 30101810900000000603, БИК 045773603, ОКПО 01134530
ОРГН 1025900510349, ИНН/КПП 5902183094/5901150001

11.11.2005 № 09.1-14/14884

На № ____________ от ________________

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.

SUPPL

Dear Sirs,

In connection with Uralsviazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. October 31, 2005 – November 3, 2005.

Sincerely yours,

Elena V. Neverova

Head of Equity and IR Department

PROCESSED
MAR 09 2006
THOMSON FINANCIAL

RECEIVED
2005 NOV 21 P 12:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

3/8/06

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ
11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

October 31, 2005

Increase in Uralsviazinform net profit.

On October 31, 2005 a substantial event occurred resulting in a single increase of Uralsviazinform net profit by more than 10 per cent.

Event: reorganization (subsidiaries juncture) and formation of an integrated inter-regional mobile division of Uralsviazinform.

Net profit of Uralsviazinform for the reporting period (quarter), preceding the reporting period the present substantial event occurred in: RUR 226,815,000.

Net profit of Uralsvyazinform for the reporting period the substantial event occurred in: RUR 626,109,000.

The increase of net profit of Uralsviazinform in absolute relation and percentage:
by RUR 399,294,000 (+ 176,04 per cent.).

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

November 3, 2005

Uralsviazinform effected the second coupon payment on monetary bond issue of 04 series.

On November 3, 2005 Uralsviazinform effected the second coupon payment on monetary bond issue of 04 series. The category of securities: non-convertible interest-bearing documentary bearer bonds with obligatory centralized custody.

According to the Decision of Issue the bonds' overall nominal value amounts to RUR 3 bn, coupon interest rate – 9.99 % per annum, payable every half-year.

The outpaid interest per one bond with par value of RUR 1,000 made up RUR 49.81. The total value of payments amounted to RUR 149.430 thousand.

The Company's payment agents are Joint-Stock Commercial Bank PromstroyBank, St-Petersburg, and AKB "RosBank", Moskow.

The Company's bond issue was placed with MICEX on April 11, 2004. The Organizers of placement were RosBank and PromstroyBank. At present the bonds are traded on MICEX.

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru